SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                              USA DETERGENTS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   902938 10 9
                                 (CUSIP Number)




    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

   Ms. Dinah Evan

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States


                           5  SOLE VOTING POWER
   NUMBER OF
     SHARES                386,430 shares
  BENEFICIALLY
    OWNED BY               6  SHARED VOTING POWER
      EACH
    REPORTING              312,130 shares*
     PERSON
      WITH
                           7  SOLE DISPOSITIVE POWER

                           386,430 shares

                           8  SHARED DISPOSITIVE POWER

                           312,130 shares*

         * These 312,130 shares are beneficially owned by Uri Evan, the Reporting Person's husband.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    698,560 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.1%

12  TYPE OF REPORTING PERSON (See Instructions)

    IN



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This  Amendment  No. 2 filed by Dinah  Evan (the  "Reporting  Person")  amends a report on Schedule 13G filed February 7, 1996 and Amendment No. 1 filed February 11, 1998 and is being filed to reflect the fact that Reporting Person's husband, Uri Evan, no longer maintains investment control and/or voting power over an entity which owns 285,945 shares of the common stock, $.01 par value per share, of the Issuer (the "Shares"). The Reporting Person was previously deemed to be the beneficial owner of the Shares as a result of her husband's then power to control certain investment and/or voting decisions of such entity.

Item 1(a)                  NAME OF ISSUER:

                           USA Detergents, Inc.

Item 1(b)                  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           1735 Jersey Avenue
                           North Brunswick, NJ  08902

Item 2(a)                  NAME OF PERSON FILING:

                           Ms. Dinah Evan

Item 2(b)                  Address of Principal Business Office, or if none,
                           Residence:

                           c/o USA Detergents, Inc.
                           1735 Jersey Avenue
                           North Brunswick, NJ  08902

Item 2(c)                  CITIZENSHIP:

                           United States

Item 2(d)                  TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $0.01

Item 2(e)                  CUSIP NUMBER:

                           902938 10 9

Item 3                     Not applicable.


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Item 4                     OWNERSHIP:

                           (a)  Amount beneficially owned:

                           Reporting Person beneficially owns an aggregate of 698,560 shares of Common Stock, of which 312,130 are held by Reporting Person's husband, Uri Evan. Reporting Person disclaims beneficial ownership of all shares held by Mr. Evan.

                           (b) Percent of Class:

                           5.1%

                           (c) Number of shares as to which such person has:

                           (i)      Sole power to vote:
                                    386,430 shares

                           (ii)     Shared power to vote:
                                    312,130 shares *

                           (iii)    Sole power to dispose of:
                                    386,430 shares

                           (iv)     Shared power to dispose of:
                                    312,130 shares *

         * These 312,130 shares are beneficially owned by Uri Evan, the Reporting Person's husband.

Item 5             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                   Not applicable.

Item 6             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON:

                   Not applicable.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                   COMPANY:

                   Not Applicable

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Item 8             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                   Not Applicable

Item 9             NOTICE OF DISSOLUTION OF GROUP:

                   Not Applicable

Item 10            CERTIFICATION:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                              February 12, 1999

                                                              /s/ Dinah Evan
                                                              Dinah Evan


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